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Exhibit (a)(1)(G)

Exchange Offer Expiration Reminder Notice

        The purpose of this notice is to remind eligible employees that the offer to exchange certain stock options for restricted stock ("Exchange Offer") is scheduled to expire at 11:59 p.m., Eastern Daylight Time, Monday, October 5, 2009. Only eligible employees with eligible stock options can participate in the Exchange Offer. Eligibility criteria are explained in the Offer to Exchange document located on the Stock Option Exchange Program Website. Eligible employees who do not make an election to surrender their eligible stock options by the deadline will continue to hold those stock options with their current exercise prices and terms.

How to Participate:

        We have established a Stock Option Exchange Program Website, managed by BNY Mellon, for employees to make their elections. Log on to https://www.corp-action.net/sonusoptionexchange/. Eligible employees must enter the Personal Identification Number ("PIN") that was provided on the first page of the Stock Offer Exchange Program commencement email dated September 8, 2009.

        Submissions by any other means will NOT be accepted.

Request New PIN or Election Form; Ask Questions:

        Eligible employees who need a new PIN or have questions, should contact the BNY Mellon Shareowner Services Customer Service Center, available 9:00 a.m. to 7:00 p.m., Eastern Daylight Time, Monday through Friday at the numbers listed below:

Toll-Free: 1-866-222-8391
Collect: 201-680-6579

Deadline:

        If eligible employees choose to participate in the Exchange Offer or modify a previous election(s), election(s) must be submitted online at the Stock Option Exchange Program Website and must be received, by BNY Mellon Shareowner Services, by 11:59 p.m., Eastern Daylight Time, on Monday, October 5, 2009.

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  Exhibit (a)(1)(G)
Exchange Offer Expiration Reminder Notice